                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 30, 2000
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------

In the Matter of                         INTERIM CERTIFICATE

Conectiv and Subsidiaries                         OF

File No. 70-9095                             NOTIFICATION

(Public Utility Holding Company          PURSUANT TO RULE 24
Act of 1935)

--------------------------------


         This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, in the above-referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period April 1, 2000 through June 30, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):

         None


2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock                         # 0f Shares Issued During Period               Cumulative # 0f Shares Issued
------------                         --------------------------------               -----------------------------
Dividend Reinvestment                              0                                               0
Employee Benefit Plans                             0                                           3,600

During the period there were no stock options and no shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,251,000 common stock options and 211,200 shares of restricted stock.


Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3. Conectiv Common Stock issued for acquisitions:

# 0f Shares Issued During Period             Value per Share            Restricted (Y/N)
--------------------------------             ---------------            ----------------
                 0                                 N/A                       N/A


4. Conectiv Long-Term Debt issued during period:

None

Aggregate long-term debt financing by Conectiv cannot exceed $1 billion per SEC Supplemental Order dated December 14, 1999.



5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

                       Balance at Period-End         Weighted Average Cost      Highest Daily Balance
                       ---------------------         ---------------------      ---------------------
Conectiv                    $718,000,000                     6.56%                   $737,000,000
Delmarva                    $  8,300,000                     6.35%                   $ 32,100,000



Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $1.3 billion per SEC Supplemental Order dated December 14, 1999; Delmarva's daily balance cannot exceed $275 million.


6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.


7. Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.


Note: Short-term and long-term financings by Atlantic City Electric Company ("ACE") are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8. Non-utility financing during period not exempt pursuant to Rule 52:

None.


9. Guarantees issued by Conectiv and Non-utility Subsidiaries during period:



Issuer of Guarantee          Issued on Behalf of            Amount               Type of Guarantee
----------------------------------------------------------------------------------------------------
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment

Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy Supply, Inc.          $0               Guarantee of Payment
Conectiv                 Conectiv Energy, Inc.             $58,200,000          Guarantee of Loan
                                                                                Obligation



As of the end of the period total guarantees by Conectiv are $122,876,735 and total guarantees by Non-Utility Subsidiaries are $8,840,000.


Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.


10. Borrowings from System Money Pool during period:

By an Order dated December 14, 1999 the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and are reported on Form U-6B-2 filed contemporaneously herewith.

11. Forms U-6B-2 filed with Commission during period:

Filing Entity                                          Date of Filing
-------------                                          --------------
Conectiv Resources Partners, Inc.                      August 30, 2000
Conectiv Services, Inc.                                August 30, 2000
Conectiv Communications, Inc.                          August 30, 2000
Atlantic Plumbing LLC                                  August 30, 2000
Conectiv Solutions, LLC                                August 30, 2000
DCI I                                                  August 30, 2000
Atlantic Southern Properties, Inc.                     August 30, 2000
Conectiv Energy, Inc                                   August 30, 2000
Delmarva Capital Investments                           August 30, 2000


12. Financial Statements


         Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended June 30, 2000)

         Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended June 30, 2000)

13. Registration Statements filed pursuant to the Securities Act of 1933:

         -  None

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       Conectiv
                                       Delmarva Power & Light Company
                                       Conectiv Resource Partners, Inc.
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Energy, Inc.
                                       Delmarva Capital Investments, Inc.
                                       Conectiv Services, Inc.
                                       DCI I, Inc.
                                       DCI II, Inc.
                                       DCTC-Burney, Inc.
                                       Conectiv Operating Services Company
                                       Conectiv Solutions, LLC
                                       Conectiv Plumbing, LLC
                                       Atlantic City Electric Company
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Conectiv Thermal Systems, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.
                                       King Street Assurance, Ltd.


August 30, 2000                                /s/ Philip S. Reese
                                                   ----------------------------
                                                   Philip S. Reese
                                                   Vice President and Treasurer